Letterhead of Clifford Chance US LLP

May 23, 2008

Mr. J. O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust
(File Nos. 333-102228, 811-21265)

Dear Mr. O’Connor:

Thank you for your oral comments provided regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares NASDAQ Internet Portfolio (the “Fund”), an exchange-traded index fund of the PowerShares Exchange-Traded Fund Trust (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2008.  Below, we describe the changes we have made to the Registration Statement in response to the Staff’s comments and provide the information you requested.

The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes were reflected in Pre-Effective Amendment No. 184 to the Trust’s Registration Statement, which will be filed on EDGAR on or about May 23, 2008.

General

Comment 1.  Please confirm that the Fund is in compliance with the conditions of its exemptive order.

Response 1:  The Fund is in compliance with the conditions of its exemptive order.

Prospectus

Comment 2.          In the Section “Principal Investment Strategies,” please consider adding an example of an “internet software and services company” to clarify to investors the types of companies that will be included in the Underlying Index.  However, if such an example is added, please include disclosure to clarify that such example may or may not be included in the Fund’s Underlying Index.

Response 2:          The Fund does not feel that it is necessary to include an example to clarify to investors the types of companies that will be included in the Underlying Index, as a list of the holdings of the underlying index will be available at www.invescopowershares.com.

Comment 3.          Please indicate whether you believe that it is appropriate to include the Creation/Redemption Transaction Fees, which are paid by Authorized Participants and not retail investors, as a line item in the fee table. Please explain how the inclusion of such expenses in the fee table is consistent with a fee table addressed to retail investors.

Response 3:          The SEC has recently proposed rules to amend Form N-1A to include additional information relevant to a retail investor in an ETF, who does not typically buy or redeem individual shares directly from the fund.  In particular, the proposed rule would amend Item 3 to exclude from the fee table fees and expenses for purchases or sales of creation units. We believe that since the fee table is addressed to retail investors and Creation/Redemption Transaction Fees are not reflected in the corresponding example to the fee table, it is appropriate to move the disclosure regarding Creation/Redemption Transaction Fees to follow the example.

Comment 4.          In the Section “Management of the Funds—Portfolio Managers,” for each Portfolio Manager, please provide work history for the last five years. Where no such work history is available, please consider including educational information.

Response 4:          The disclosure has been revised accordingly.

Comment 5.  Please explain how the requirement that custom orders order must be received by the principal underwriter no later than 3:00 p.m., Eastern time is consistent with Rule 22c-1 under the Investment Company Act of 1940, as amended.

Response 5:  Rule 22c-1 states that “no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security. Custom Orders must be placed by 3 p.m., Eastern time. They are redeemed in exchange for the next calculated NAV (which is calculated at 4 p.m., Eastern time).Moreover, all investors have the right to place an order by 4:00 p.m. and receive that day’s NAV. It is only those investors that wish to take advantage of the opportunity to place custom orders who must comply with the more stringent deadline.

*              *              *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Greg Samuels at (212) 878-3158.  Thank you.

Sincerely yours,

/s/ Stuart M. Strauss
Stuart M. Strauss